Exhibit 12.1

EP ENERGY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Successor						Predecessor
	Three Months Ended March 31,		Years Ended December 31,				February 14 to December 31,	January 1 to May 24,
	2017	2016	2016	2015	2014	2013	2012	2012
Earnings
(Loss) income from continuing operations before income taxes	$(47)	$94	$(26)	$(4,326)	$1,159	$8	$(306)	$321
Loss from equity investees	—	—	—	—	—	12	2	5
(Loss) income before income taxes before adjustment for loss from equity investees	(47)	94	(26)	(4,326)	1,159	20	(304)	326

Fixed charges	84	86	318	346	341	375	232	18
Distributed income of equity investees	—	—	—	—	—	24	14	8
Capitalized interest	(1)	(2)	(4)	(14)	(21)	(19)	(12)	(4)
Total earnings available for fixed charges	$36	$178	$288	$(3,994)	$1,479	$400	$(70)	$348

Fixed charges
Interest and debt expense	$84	$86	$316	$344	$339	$373	$231	$18
Interest component of rent	—	—	2	2	2	2	1	—
Total fixed charges	$84	$86	$318	$346	$341	$375	$232	$18

Ratio of earnings to fixed charges(1)	0.43x	2.07x	0.90x	—	4.35x	1.07x	—	19.33x

(1)
Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $4,340 million, due to non-cash impairment charges of approximately $4.3 billion associated with proved and unproved oil and natural gas properties related to a decline in commodity prices. Earnings for the period from February 14 to December 31, 2012 were inadequate to cover fixed charges by $302 million.

For purposes of computing these ratios, earnings means income (loss) from continuing operations before income taxes before income or loss from equity investees, adjusted to reflect actual distributions from equity investments and fixed charges less capitalized interest.  Fixed charges means the sum of interest costs (not including interest on tax liabilities which is included in income tax expense on our income statement), amortization of debt costs and that portion of rental expense we believe reflects a reasonable approximation of the interest component of rent expense.